

Mail Stop 4628

September 26, 2017

Via E-mail
Scott C. Schroeder
Chief Financial Officer
Cabot Oil & Gas Corporation
Three Memorial City Plaza
840 Gessner Road, Suite 1400
Houston, Texas 77024

> **Re:** **Cabot Oil & Gas Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 27, 2017**
> **File No. 1-10447**

Dear Mr. Schroeder:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements, page 57

Notes to the Consolidated Financial Statements, page 63

Note 3. Properties and Equipment, Net, page 70

Impairment

1. We note the $435.6 impairment charge recorded during the fourth quarter of 2016. Expand your disclosure to describe, in reasonable detail, the facts and circumstances

leading to the impairment and to disclose the method or methods for determining fair value. See FASB ASC paragraph 360-10-50-2.

2. Describe for us, in reasonable detail, the material facts, circumstances and assumptions you considered in determining the amount and timing of the impairment charge recorded in the fourth quarter of 2016, and explain to us how those facts, circumstances and assumptions compared to those as of December 31, 2015. Additionally, explain to us how the amount and timing of the fourth quarter charge is consistent with disclosure in your December 31, 2015 10-K and September 30, 2016 which indicated, in part, that you "do not believe that further impairment of our oil and gas properties is reasonably likely to occur in the near future".

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources